Exhibit 99.1

news

IMMEDIATE	29 March 2006

Royal & SunAlliance agreement with Resolution plc

Royal & Sun Alliance Insurance Group plc (R&SA) today announces an agreement with Resolution plc and its subsidiaries (Resolution) under which Resolution will repurchase the preference shares that were part of the consideration paid for R&SA’s UK Life operations in September 2004. The total payment will be £100m and the transaction is expected to complete on 31 March 2006. As part of this agreement, Resolution will cancel in full both the misselling liability and non-tax warranties given by R&SA to Resolution at the time of the sale.

As part of the sale of the UK Life operations, R&SA agreed to share the cost of future misselling liabilities with Resolution, if they exceeded an agreed level, up to a maximum exposure of £76m. There has been nothing paid to date by R&SA and today’s agreement removes R&SA’s exposure to any future misselling liability, which would otherwise have expired on 31 December 2009.

Of the £100m total payment, £87m is in respect of 87% of the par value of the cash and payment in kind (PIK) preference shares and £13m relates to dividends for the period 30 September 2004 to 31 March 2006. This payment will result in a one-off increase of £8m within the investment result in the first quarter results.

--ENDS--

For further information:

Analysts	Press
Andrew Wigg	Oliver Strong
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7111 7327

Notes to editors:

1.	R&SA completed the sale of its UK Life operations to Resolution on 30 September 2004 for a total consideration of £850m. The consideration comprised £750m cash together with £50m cash preference shares and £50m of PIK preference shares.

2.	As part of the terms of the disposal R&SA agreed to share the costs of increases in misselling liabilities in the UK Life operations if the costs of those liabilities exceeded an agreed level. This could have resulted in R&SA making cash payments to Resolution, capped at £76m. This liability would have expired on 31 December 2009.

3.	The Sale Agreement contained customary warranties from the Group in connection with the UK Life operations concerning, amongst other matters: accounts; material contracts; intellectual property rights; IT systems; anti-trust; compliance; actuarial matters; information relating to misselling; properties; environment; employees and pensions and other employee benefits. These warranties expire on 31 March 2006.

4.	The preference shares have been held as an investment of R&SA.

Important Disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The agreement is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street, London, EC3M 3BD +44 (0)20 7111 7134